Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-237320

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS SUPPLEMENT

(To prospectus dated May 18, 2020)

SUBJECT TO COMPLETION DATED SEPTEMBER 8, 2021

ASIAN INFRASTRUCTURE INVESTMENT BANK

US$

        % NOTES DUE 20

The Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) will pay interest on the notes (the “Notes”) on              and              of each year. Interest will accrue on the Notes from and including                     , 20    , and the first interest payment date will be                     , 20    . AIIB may not redeem the Notes prior to their maturity on                     , 20    . There is no sinking fund for these Notes.

AIIB will apply to the Financial Conduct Authority (the “FCA”) in its capacity as the competent authority pursuant to Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”) for the Notes to be listed on the Official List of the FCA (the “Official List”) and to the London Stock Exchange plc (the “London Stock Exchange”) for the Notes to be admitted to trading on the London Stock Exchange’s Main Market (the “Main Market”). No assurance can be given by AIIB that such applications will be approved. The London Stock Exchange’s Main Market is a UK regulated market for the purposes of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA.

This prospectus supplement comprises neither a prospectus for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended (the “FSMA”) nor listing particulars given in compliance with the listing rules (the “Listing Rules”) made under Part VI of the FSMA by the FCA.

PRICE         % AND ACCRUED INTEREST

	Price to Public(1)		Underwriting Discounts and Commissions(2)		Proceeds to AIIB(1)(3)
Per Note		%		%		%
Total	US$		US$		US$

(1)	Plus accrued interest, if any, from , 20 .
(2)	AIIB has agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)	Before deducting expenses payable by AIIB estimated at US$ .

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission, the London Stock Exchange nor any foreign governmental agency has approved or disapproved of these securities or determined whether this prospectus supplement or the accompanying prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The Underwriters below expect to deliver the Notes to purchasers in book-entry form only through The Depository Trust Company (“DTC”) on                     , 20    .

Barclays	BMO Capital Markets	BNP Paribas	China International Capital Corporation	TD Securities

The date of this prospectus supplement is                     , 2021

PROSPECTUS SUPPLEMENT

PROSPECTUS

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus. AIIB has not authorized anyone to provide you with information different from that contained in this prospectus supplement and the accompanying prospectus. AIIB is offering to sell Notes and making offers to buy Notes only in jurisdictions where offers and sales are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or any sale of the Notes.

The accompanying prospectus provides you with a general description of the debt securities that we may issue, and this prospectus supplement contains specific information about the terms of this offering and the Notes. This prospectus supplement also may add, update or change information provided in the accompanying prospectus. To the extent that certain information in this prospectus supplement is inconsistent with information in the accompanying prospectus, the information in this prospectus supplement replaces the information in the accompanying prospectus and you should rely on the information in this prospectus supplement. Consequently, before you invest, you should read this prospectus supplement together with the accompanying prospectus.

AIIB, having made all reasonable inquiries, confirms that this prospectus supplement and the accompanying prospectus contain all the information regarding AIIB and the Notes which is (in the context of the issue of the Notes) material; that such information is true and accurate in all material respects and is not misleading in any material respect; and that this prospectus supplement and the accompanying prospectus do not omit to state any material fact necessary to make such information not misleading in any material respect. AIIB accepts responsibility for the information contained in this prospectus supplement and the accompanying prospectus.

The Notes are offered globally for sale in those jurisdictions in the United States and elsewhere where it is lawful to make offers. See “Underwriting” in this prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

The registration statement on Schedule B filed by AIIB (Registration No. 333-237320), including the attached exhibits and schedules, contains additional relevant information about the Notes. The rules and regulations of the SEC allow AIIB to omit certain information included in the registration statement from this prospectus supplement and the accompanying prospectus. The registration statement, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov.

AIIB files annual reports and other information with the SEC, which are available to the public over the internet at http://www.sec.gov. The SEC allows AIIB to “incorporate by reference” the documents that the Bank files with the SEC, which means that AIIB can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, and later information that AIIB files with the SEC will automatically update and supersede this information, as well as the information included in this prospectus supplement and the accompanying prospectus.

AIIB incorporates by reference the documents listed below that AIIB previously filed with the SEC. They contain important information about the Bank.

Annual Reports on Form 18-K

•  For the fiscal year ended December 31, 2020, filed with the SEC on April 2, 2021 (the “2020 Annual Report”)

•  For the fiscal year ended December 31, 2019, filed with the SEC on April 29, 2020 (the “2019 Annual Report”)

Amendments on Form 18-K/A

•  Amendment No. 1 to the 2020 Annual Report, filed with the SEC on May 21, 2021

•  Amendment No. 2 to the 2020 Annual Report, filed with the SEC on August 20, 2021

•  Amendment No. 1 to the 2019 Annual Report, filed with the SEC on May 20, 2020

•  Amendment No. 2 to the 2019 Annual Report, filed with the SEC on May 28, 2020

•  Amendment No. 3 to the 2019 Annual Report, filed with the SEC on August 20, 2020

•  Amendment No. 4 to the 2019 Annual Report, filed with the SEC on September 29, 2020

•  Amendment No. 5 to the 2019 Annual Report, filed with the SEC on November 25, 2020

•  Amendment No. 6 to the 2019 Annual Report, filed with the SEC on January 27, 2021

AIIB also incorporates by reference any future periodic reports and amendments filed with the SEC under the United States Securities Exchange Act of 1934, as amended, between the date of this prospectus supplement and the termination of the offering of the Notes, to the extent that such filings indicate that they are intended to be incorporated by reference. The Bank’s Forms 18-K and amendments on Form 18-K/A contain or will contain, among other information, its most recently published annual report and financial statements, from time to time.

You can obtain any of the documents incorporated by reference in this document through us or from the SEC as described above. Documents incorporated by reference are available without charge by requesting them in writing or by telephone from AIIB at the following address and telephone number:

Asian Infrastructure Investment Bank

AIIB Headquarters, Tower A,

Asia Financial Center, No. 1 Tianchen East Road,

Chaoyang District, Beijing 100101

People’s Republic of China

+86-10-8358-0000

SUMMARY OF THE OFFERING

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus supplement and the accompanying prospectus.

Issuer	Asian Infrastructure Investment Bank

Securities Offered	US$ principal amount of % Notes due 20

Maturity Date	, 20

Interest Payment Dates	and of each year, commencing , 20

Interest Rate	% per annum

Redemption	The Notes are not subject to redemption prior to maturity.

Listing	Application will be made to the FCA for the Notes to be listed on the Official List and to the London Stock Exchange for the Notes to be admitted to trading on the Main Market. No assurance can be given by AIIB that such applications will be approved.

Form, Registration and Settlement	The Notes will be represented by one or more global note certificates (the “Global Note”) registered in the name of Cede & Co. as nominee for DTC. The Global Note will be deposited with a custodian for DTC. Except as described in this prospectus supplement and the accompanying prospectus, beneficial interests in the Global Note will be represented through accounts of financial institutions acting on behalf of the beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the Global Note through DTC, if they are participants in DTC, or indirectly through organizations that are participants in DTC. Owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names and will not receive or be entitled to receive physical delivery of definitive Notes (except in certain circumstances). Initial settlement for the Notes will be made in immediately available funds in dollars. See “Global Clearance and Settlement” in the accompanying prospectus.

Withholding Tax, No Additional Amounts	Pursuant to its Articles of Agreement, payments of principal and interest on the Notes may be made by AIIB without withholding or deduction for any withholding taxes imposed by any member of AIIB. AIIB will not pay additional amounts to holders of Notes in respect of any withholding tax. For further details, see “Description of the Notes–No Payment of Additional Amounts” in this prospectus supplement.

Arbitration	Actions related to the Notes will be subject to arbitration by the Hong Kong International Arbitration Centre (the “HKIAC”). AIIB has not consented to the jurisdiction of any courts, including courts in the United States.

Economic Sanctions	Although AIIB believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. A violation of sanctions or engagement in sanctionable conduct could result in, among other things, AIIB becoming subject to sanctions. AIIB cannot predict the impact that the imposition of sanctions would have on the trading market for the Notes or whether such sanctions would make it more difficult to sell and trade the Notes in certain jurisdictions, including in the U.S. market. For further details, see “Operations of AIIB–Economic Sanctions” in Exhibit 3 to the 2020 Annual Report.

USE OF PROCEEDS

The net proceeds of US$            from the sale of the Notes will be included in the ordinary resources of the Bank. AIIB’s mandate is to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Articles of Agreement require that each of the Bank’s operations comply with the Bank’s operational and financial policies, which include policies addressing environmental and social impacts. The Bank’s financings, which may include loans, guarantees or equity or other forms of investments, undergo an approval, implementation and monitoring process designed to ensure they align with the Bank’s mandate, as well as adhere to applicable environmental and social safeguards. Pending their use, the net proceeds from the sale of the Notes will be invested as part of AIIB’s liquid assets portfolio.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2020 and does not give effect to any transaction since December 31, 2020. Since December 31, 2020 and through the date hereof, there have been no material changes to the capitalization and indebtedness of the Bank, except for the issuance by the Bank of (i) US$3,000 million of 0.50% notes due 2026, (ii) a total of US$751.3 million equivalent of fixed rate notes under the Bank’s A$ and NZ$ Debt Issuance Programme and (iii) a total of US$1,118.2 million equivalent of fixed rate notes and US$500.0 million of floating rate notes under the Bank’s Global Medium Term Note Programme.

As of December 31, 2020
(in thousands of US$)
Borrowings	11,595,193
Members’ equity
Paid-in capital	19,349,800
Reserves for accretion of paid-in capital receivables	(8,198)
Reserves for unrealized loss on fair-valued borrowings arising from changes in own credit risk	(23,703)
Retained earnings	825,858

Total members’ equity	20,143,757

RECENT DEVELOPMENTS

Financing Portfolio

As of September 7, 2021, the Bank has approved 137 financings (including 119 loans, 13 investments in funds, two equity financings and three investments in fixed-income securities) with a total amount of US$27,483.5 million. This amount includes financings approved as of September 7 under the COVID-19 Crisis Recovery Facility (“CRF”). See “–AIIB Response to the COVID-19 Pandemic.” Of these financings, 131 were approved by the Board of Directors with a total approved amount of US$26,721.7 million, and six were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$761.8 million.

As of September 7, 2021, approved loans totaled US$24,899.53 million, of which US$9,869.5 million were committed amounts and US$10,967.4 million were disbursed amounts.

Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts as of September 7, 2021 are on a cash basis. Disbursed amounts included in the tables below represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of September 7, 2021, 94 were sovereign-backed and 25 were non-sovereign-backed loans; 71 were co-financings and 48 were stand-alone financings.

As of September 7, 2021, approved investments in funds totaled US$1,400.0 million, of which the Bank has disbursed US$245.9 million.

As of September 7, 2021, approved equity financings totaled US$104.0 million, of which the Bank has disbursed US$84.1 million.

As of September 7, 2021, approved investments in fixed-income securities totaled US$1,080.0 million, of which the Bank has disbursed US$860.0 million.

As of September 7, 2021, approved financings (including approved financings under the CRF) spanned a broad range of sectors, including energy, transport, urban development, water, finance, information, communication and technology (“ICT”), rural infrastructure and agriculture development, economic resilience (CRF), finance/liquidity (CRF) and public health (CRF) and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Cook Islands, Ecuador, Egypt, Fiji, Georgia, Hungary, India, Indonesia, Jordan, Kazakhstan, Kyrgyz Republic, Lao PDR, Maldives, Mongolia, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Rwanda, Singapore, Sri Lanka, Tajikistan, Turkey, Uzbekistan and Vietnam. As of September 7, 2021, of the approved financings, 12 (10 investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic has had and continues to have an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members continue their efforts to contain the COVID-19 pandemic and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, commodities exports or remittances, required support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB has worked closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance was and continues to be required in three key areas: (i) immediate health care sector needs (including support for emergency public health responses and for the long-term sustainable development of the health care sector), (ii) economic resilience, mainly where clients require financing to supplement government measures supporting the social and economic response and recovery efforts (including infrastructure investments and investments in social and economic protection measures to prevent long-term damage to the productive capacity of the economy and to protect and restore productive capital) and (iii) investments in infrastructure and other productive sectors, mainly where clients might otherwise need to curtail long-term investments due to liquidity constraints.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic. In early April 2020, the Bank launched a US$5 billion CRF, which the Bank subsequently increased to US$5-10 billion, and then to US$13 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, offers sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. As of September 7, 2021, the Bank has approved 40 financings under the CRF, totaling US$9,991.9 million.

Representative examples of approved CRF financings that are intended to address the three key areas described above include the following: (i) a US$500 million sovereign-backed financing in India as part of a co-financing led by the International Bank for Reconstruction and Development (“World Bank”), mainly to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system, (ii) a US$750 million financing, as part of a co-financing led by the Asian Development Bank (“ADB”), to support Indonesia’s COVID-19 Active Response and Expenditure Support Program, a program designed to help mitigate the severe health, social and economic impact of the COVID-19 pandemic and (iii) a US$100 million non-sovereign-backed financing, as part of a co-financing led by the International Finance Corporation (“IFC”), to Vietnam Prosperity Joint Stock Commercial Bank (“VP Bank”) to expand VP Bank’s working capital and trade-related lending program to private sector enterprises in Vietnam, including small and medium-sized enterprises impacted by the COVID-19 pandemic.

The table below sets out further information on the Bank’s approved CRF financings, as of September 7, 2021:

Table 1: Overview of Approved Financings under the CRF(1)

Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
Azerbaijan	Republic of Azerbaijan COVID-19 Active Response and Expenditure Support Program	100	ADB
Bangladesh	Bangladesh COVID-19 Active Response and Expenditure Support Program	250	ADB
Bangladesh	Bangladesh COVID-19 Emergency and Crisis Response Facility	300	Standalone
Bangladesh	Bangladesh COVID-19 Emergency Response and Pandemic Preparedness Project	100	World Bank
Cambodia	National Restoration of Rural Productive Capacity Project	60	Standalone
China	FOSUN COVID-19 Vaccine Project	100	IFC
China	Emergency Assistance to China Public Health Infrastructure Project	355	Standalone
Cook Islands	COVID-19 Active Response and Economic Support Program	20	ADB
Ecuador	Corporación Financiera Nacional COVID-19 Credit Line Project	50	World Bank
Fiji	Sustained Private Sector-Led Growth Reform Program	50	ADB
Georgia	Georgia Emergency COVID-19 Response Project	100	World Bank
Georgia	Economic Management and Competitiveness Program: COVID-19 Crisis Mitigation	50	World Bank
Georgia	TBC Bank COVID-19 Credit Line Project	100	Standalone
Hungary	Emergency Assistance for Healthcare Expenditures	216	Standalone
India	India COVID-19 Active Response and Expenditure Support Program	750	ADB

Member	Project Name	AIIB Financing	Lead Co-financier (if any)
		(in US$ million)
India	India COVID-19 Emergency Response and Health Systems Preparedness Project	500	World Bank
India	Creating a Coordinated and Responsive Indian Social Protection System (CCRISP)	500	World Bank
Indonesia	Additional Financing for Emergency Response to COVID-19 Program	500	World Bank
Indonesia	COVID-19 Active Response and Expenditure Support Program	750	ADB
Indonesia	Emergency Response to COVID-19 Program	250	World Bank
Jordan	Inclusive Transparent and Climate Responsive Investments Program for Results	250	World Bank
Kazakhstan	Kazakhstan COVID-19 Active Response and Expenditure Support Program	750	ADB
Kyrgyz Republic	Emergency Support for Private and Financial Sector Project	50	World Bank
Maldives	COVID-19 Emergency Response and Health Systems Preparedness Project	7.3	World Bank
Mongolia	Mongolia COVID-19 Rapid Response Program	100	ADB
Mongolia	COVID-19 Vaccine Delivery Project	21	ADB
Pakistan	COVID-19 Active Response and Expenditure Support Program	500	ADB
Pakistan	Resilient Institutions for Sustainable Economy	250	World Bank
Philippines	COVID-19 Active Response and Expenditure Support Program	750	ADB
Philippines	Second Health System Enhancement to Address and Limit COVID-19 (HEAL-2)	300	ADB
Russia	Russian Railways COVID-19 Emergency Response Project	300	Standalone
Rwanda	Private Sector Access to Finance for Post-COVID Recovery and Resilience	100	World Bank
Sri Lanka	Sri Lanka COVID-19 Emergency and Crisis Response Facility	180	Standalone
Turkey	Akbank COVID-19 Crisis Recovery Facility	100	Standalone
Turkey	COVID-19 Credit Line Project	500	Standalone
Turkey	COVID-19 Medical Emergency Response Project	82.6	EBRD(2)
Turkey	Eximbank COVID-19 Credit Line Project	250	Standalone
Uzbekistan	National Bank of Uzbekistan COVID-19 Credit Line Project	200	Standalone
Uzbekistan	Healthcare Emergency Response Project	100	ADB
Vietnam	VP Bank COVID-19 Response Facility	100	IFC
Total		9,991.9

Notes:

(1)	As of September 7, 2021.
(2)	European Bank for Reconstruction and Development.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. As of September 7, 2021, the Bank has nine proposed CRF financings in the rolling investment pipeline, totaling US$2,041.0 million. Representative examples of such projects under review include the following: (i) a US$500 million sovereign-backed financing, as part of a co-financing led by the ADB, to assist the government of Bangladesh in procuring vaccines eligible under ADB’s Asia Pacific Vaccine Access Facility, (ii) a US$100 million sovereign-backed financing, as part of a co-financing led by the World Bank, to support

Rwanda’s timely recovery from and resilient response to the COVID-19 pandemic with investment in broadband, digital public service delivery and digital business platforms and (iii) a US$100 million non-sovereign-backed financing to Türkiye İş Bankası A.Ş. (İşbank) to alleviate working capital and liquidity constraints faced by small and medium-sized enterprises and small corporates during the COVID-19 pandemic.

As a temporary facility put in place to address the COVID-19 pandemic, the CRF is currently open for the approval of qualifying projects until April 16, 2022. In June 2021, the Bank extended the approval deadline for qualifying projects under the CRF from October 16, 2021 to April 16, 2022 due to the continued effects of the COVID-19 pandemic in AIIB’s members. Disbursements of financings under the CRF are generally occurring more rapidly than disbursements for AIIB’s other financings.

Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and remote working arrangements when appropriate and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

While the severity and duration of the COVID-19 pandemic is difficult to predict, it has had and likely will continue to have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios.

As a result of lower interest rates, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic, the Bank has experienced downward pressure on income earned from both its liquidity and loan investment portfolios and expects to continue experiencing such downward pressure in the coming quarters.

Due to the COVID-19 pandemic, in the six months ended June 30, 2021, the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers experienced volatility, and such volatility is expected to continue in the coming quarters. Furthermore, the COVID-19 pandemic has had and is expected to continue to have an adverse effect on the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located.

In addition, while the Bank has experienced and may continue to experience demand for CRF financings, which are generally disbursing more rapidly than disbursements for AIIB’s other financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Lastly, AIIB may raise additional debt financing in various markets. All net proceeds from AIIB’s offerings of debt are added to AIIB’s ordinary resources, which will be used to fund AIIB’s financings, including, but not limited to, those under the CRF. All borrowings will be subject to limits set by AIIB’s

Board of Directors. In accordance with existing limits set by AIIB’s Board of Directors, AIIB may incur in the year ending December 31, 2021: (i) borrowings with a final maturity of one year or more in an aggregate amount of up to US$10 billion equivalent, which amount may be supplemented by any early redemptions, repurchases or prepaid outstanding obligations by AIIB and (ii) short-term borrowings, with a maturity of less than one year, of up to US$1 billion equivalent outstanding at any time. Any increases in these authorized amounts are subject to approval by the Board of Directors of AIIB.

Sustainable Development Bond Framework

In April 2021, the Bank launched its “Sustainable Development Bond Framework” which, among other things, summarizes the Bank’s sustainability commitments and the reporting that the Bank will provide on its website concerning the environmental and/or social impacts of Bank financings. The Bank’s Sustainable Development Bond Framework and, unless otherwise indicated, information available on, or accessible through, AIIB’s website is not incorporated herein by reference.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions to the securities set forth in the accompanying prospectus to which description reference is hereby made. Such descriptions do not purport to be complete and are qualified in their entirety by reference to the fiscal agency agreement dated as of May 16, 2019 (the “Fiscal Agency Agreement”) between AIIB and Citibank, N.A., London Branch as fiscal agent (the “Fiscal Agent”), including the form of the Notes attached thereto, filed by AIIB with the SEC as an exhibit to AIIB’s registration statement.

General

The Notes will be issued under the Fiscal Agency Agreement. The Notes constitute direct and unsecured obligations of AIIB.

THE NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

Interest

Interest will be paid on the Notes at the rate set forth on the cover page of this prospectus supplement and will be payable on              and              of each year (each, an “Interest Payment Date”), subject to the Business Day Convention as defined below. The Notes will bear interest from                     , 20     and the initial interest payment will be made on                     , 20    . Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months unadjusted. The Notes will mature on                     , 20     (the “Maturity Date”). The Notes are not subject to any sinking fund.

If an Interest Payment Date or the Maturity Date is a day on which banking institutions are authorized or obligated by law to close in a place of payment, then payment of principal or interest need not be made on such Interest Payment Date or Maturity Date, as applicable. AIIB may make the required payment on the next succeeding day that is not a day on which banking institutions are authorized or obligated by law to close in the place of payment. The payment will be made with the same force and effect as if made on the Interest Payment Date or Maturity Date and no additional interest shall accrue for the period from the Interest Payment Date or Maturity Date to the date of actual payment. Such adjustments of the Interest Payment Date or Maturity Date are referred to as the “Business Day Convention.”

Fiscal Agent

The duties of the Fiscal Agent will be governed by the Fiscal Agency Agreement. AIIB may replace the Fiscal Agent. AIIB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the Fiscal Agent. The Fiscal Agent is the agent of AIIB, is not a trustee for the holders of the Notes and does not have the same responsibilities or duties to act for such holders as would a trustee.

The Fiscal Agent will be responsible for:

•	maintaining a record of the aggregate holdings of Notes;

•	ensuring that payments of principal and interest in respect of the Notes received by the Fiscal Agent from AIIB are duly credited to the holders of the Notes; and

•	transmitting to AIIB any notices from the holders of the Notes, or, as described below under “–Notices,” transmitting notices from AIIB to holders of the Notes.

Citibank, N.A., London Branch will be acting in its capacity as Fiscal Agent through its office located at Citigroup Centre, Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.

Payment of Principal and Interest

Interest will be payable to the persons in whose names the Notes are registered at the close of business on the date that is 15 calendar days prior to each Interest Payment Date (the “Record Date”). The principal of and interest on the Notes will be paid in such currency of the United States as of the time of payment is legal tender for the payment of public and private debts. AIIB may change or terminate the designation of paying agents from time to time. Payments of principal and interest at such agencies will be subject to applicable laws and regulations, including any applicable withholding or other taxes, and will be effected by wire transfer or by check mailed on the due date for such payment to the person entitled to such payment at the person’s address appearing on the register of Notes maintained by the security registrar.

AIIB will redeem the Notes on the Maturity Date at 100% of the principal amount plus accrued but unpaid interest to date.

The Notes will be sold in denominations of US$1,000 and integral multiples thereof.

Any monies paid by AIIB to the Fiscal Agent or any paying agent for the payment of the principal of (or premium, if any) or interest on any Notes and remaining unclaimed at the end of two years after such principal (or premium) or interest (as applicable) shall have become due and payable (whether at maturity or otherwise) shall, together with any interest earned thereon, be repaid to AIIB upon its written request. Upon such repayment, all liability of the Fiscal Agent and any paying agent with respect thereto shall cease.

Redemption

The Notes shall not be redeemed prior to maturity.

No Payment of Additional Amounts

All payments of principal and interest on the Notes will be subject to any fiscal or other laws and regulations applicable thereto. AIIB has no obligation to pay, and will not pay, you any additional amounts in respect of the Notes as a result of possible withholding or deduction for taxes pursuant to any such law and/or regulations. Accordingly, the holder will, in the event of any such withholding or deduction, receive less than he or she would have received without such withholding or deduction.

Ranking

The Notes shall rank pari passu without any preference among themselves and equally with all other unsecured unsubordinated indebtedness of AIIB represented by notes, bonds or other securities.

Default, Acceleration of Maturity

Each of the following will constitute an event of default with respect to the Notes:

(i)	default in the payment in full of any principal or interest due on the Notes on the due date and such default continues for a period of 90 days; or

(ii)

AIIB fails to perform any of its other covenants under any of the Notes and such failure continues for the period of 90 days after written notice thereof shall have been given to AIIB and the Fiscal Agent at the office of the Fiscal Agent by the holders of not less than 25% in principal amount of all the Notes at the time outstanding; or

(iii)

default, as defined in any instruments evidencing, securing or protecting any indebtedness for borrowed money of AIIB, then or thereafter outstanding and maturing more than one year from the date of its creation, with respect to more than US$60,000,000 in aggregate principal amount of such indebtedness, and the maturity of such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled.

If any event of default shall occur and continue in relation to the Notes, then the principal of the Notes then outstanding (if not already due) may be declared to be due and payable on the thirtieth day following written notice given to AIIB and the Fiscal Agent at the office of the Fiscal Agent by the holders of not less than a majority in principal amount of the Notes at the time outstanding, unless all events of default in respect of the Notes have been cured prior to the expiration of such 30 days’ period. If, at any time after the principal of the Notes shall have been so declared due and payable and before any judgment or decree for the payment of amounts due thereon shall have been entered, all arrears of interest upon the Notes and all other sums due in respect thereof, except any principal or interest payments which shall not have matured or come due by their terms, shall have been duly paid by AIIB and all other events of default thereunder shall have been cured, the holders of not less than a majority in principal amount of the Notes then outstanding, by written notice given to AIIB or the Fiscal Agent at the office of the Fiscal Agent, may rescind such declaration, but no such rescission shall impair any right consequent on any subsequent event of default.

Amendments

Each and every holder of the Notes must consent to any amendment of a provision of the Notes or the Fiscal Agency Agreement that would:

(1)	change the due date of the principal of or interest on the Notes;

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the Notes;

(3)	change the currency (unless required by law) or place of payment of principal of or interest on the Notes;

(4)	shorten the period during which AIIB is not permitted to redeem the Notes or permit AIIB to redeem the Notes if, prior to such amendment, AIIB is not permitted so to do; or

(5)

reduce the proportion of the principal amount of the Notes that must be held by any of the holders to vote or consent to modify, amend or supplement the terms of the Fiscal Agency Agreement or the Notes.

AIIB may, however, upon the affirmative vote of the holders of 66 2/3% of the principal amount of the Notes at a meeting duly called and held or with the written consent of the holders of 66 2/3% of the principal amount of the Notes, modify any of the other terms or provisions of the Notes or, insofar with respect to the Notes, the Fiscal Agency Agreement. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the Fiscal Agency Agreement or the Notes to be made, taken or given by holders of the Notes. Also, AIIB may, in agreement with the Fiscal Agent but without the vote or consent of the holders of the Notes, modify any of the terms and conditions of the Fiscal Agency Agreement and the Notes for the purpose of:

(1)	adding to AIIB’s covenants for the benefit of the holders of the Notes;

(2)	surrendering any right or power conferred on AIIB;

(3)	securing the Notes;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the Fiscal Agency Agreement or the Notes; or

(5)

for any purpose that AIIB may consider necessary or desirable that AIIB, in its sole discretion, reasonably determines is not inconsistent with the Notes and does not adversely affect the interest of any holder of the Notes.

Governing Law and Jurisdiction

The Notes will be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization, execution, delivery and performance by AIIB, which shall be governed by the Articles of Agreement.

AIIB has not waived or agreed to any modification of any status, immunities, privileges or exemptions of AIIB under its Articles of Agreement, all of its basic documents, any applicable law or international practice. AIIB has not consented to the jurisdiction of any court in connection with actions arising out of or based on the Notes, has not appointed any agent for service of process and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action or proceeding in any jurisdiction. Subject to the foregoing, AIIB has agreed that any dispute, controversy or claim arising out of or relating to the Notes, including the existence, validity, performance, breach or termination thereof (including a dispute regarding non-contractual obligations arising out of or relating to the Notes), shall be referred to and finally resolved by arbitration administered by the HKIAC under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Rules. The dispute resolution provisions applicable to the Notes shall also be governed by and construed in accordance with the laws of the State of New York. Hong Kong law will be the procedural law of an arbitration. The arbitral tribunal will consist of three arbitrators, who will be appointed in the manner set out in the UNCITRAL Rules. The seat of the arbitration will be Hong Kong, China, and the language of the arbitration will be English. The arbitral tribunal will not be authorized to grant any interim measures or pre-award or emergency relief against AIIB, notwithstanding any provisions of the UNCITRAL Rules to the contrary.

Under the Articles of Agreement, the property and assets of AIIB, wheresoever located and by whomsoever held, shall be immune from all forms of seizure, attachment or execution before the delivery against AIIB of an enforceable final judgment. With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts (i) in connection with its commercial activities or (ii) based on an order confirming an arbitral award.

Further Issues

AIIB may from time to time, without notice to or the consent of the holders of the Notes, create and issue further notes having the same terms and conditions as the Notes in all respects (or in all respects except for the issue date, issue price and, if applicable, the first interest payment thereon) and such further notes shall be consolidated and form a single series with the Notes outstanding.

Repurchase

AIIB may repurchase Notes at any time and price in the open market or otherwise. Notes repurchased by AIIB may, at AIIB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the Fiscal Agent for cancellation; provided, that, AIIB will only resell such Notes if they are fungible with the outstanding Notes for U.S. federal income tax purposes.

Notices

All notices will be delivered in writing to each holder of the Notes of any series. If at the time of such notice the Notes of a series are represented by global notes, the notice shall be delivered to the applicable depositary for such securities and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the Notes of a series are not represented by global notes, the notice shall be delivered to the registered holders of the Notes of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

UNDERWRITING

AIIB intends to offer the Notes through Barclays Bank PLC, Bank of Montreal, London Branch, BNP Paribas, China International Capital Corporation Hong Kong Securities Limited, The Toronto-Dominion Bank                  as underwriters (the “Underwriters”). Subject to the terms and conditions of the underwriting agreement with AIIB, dated the date of this prospectus supplement, the Underwriters have agreed to purchase, and AIIB has agreed to sell to the Underwriters, US$         in principal amount of Notes, as indicated in the table below:

Underwriters	Principal Amount of the Notes
Barclays Bank PLC	US$
Bank of Montreal, London Branch	US$
BNP Paribas	US$
China International Capital Corporation Hong Kong Securities Limited	US$
The Toronto-Dominion Bank	US$
US$
US$

Total	US$

The underwriting agreement provides that the Underwriters are obligated to purchase all of the Notes if any are purchased.

The Underwriters propose to offer the Notes initially at the offering price on the cover page of this prospectus supplement.

The Underwriters may offer such Notes to selected dealers at the public offering price minus a selling concession of up to     % of the principal amount of the Notes. In addition, the Underwriters may allow, and those selected dealers may reallow, a selling concession to certain other dealers of up to     % of the principal amount of the Notes. After the initial offering, the Underwriters may change the public offering price and other selling terms.

AIIB has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

The total expenses of the offering, excluding underwriting discounts and commissions, are estimated to amount to approximately US$        .

The Notes are a new issue of securities with no established trading market. AIIB has been advised by the Underwriters that they presently intend to make a market in the Notes after completion of the offering. However, the Underwriters are under no obligation to do so and may discontinue any market- making activities at any time without any notice. No assurance can be given with respect to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In connection with this offering, the Underwriters may, subject to applicable laws and regulations, purchase and sell the Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of Notes than it is required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Notes while the offering is in progress.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Notes. As a result, the price of the Notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time.

Certain of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers or sales in the United States will be conducted by broker-dealers registered with the SEC.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this document relates (including any invitation, offer or agreement to subscribe, purchase or otherwise acquire the Notes) is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Settlement and sales of Notes

AIIB expects the delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the                  business day following the date hereof (this settlement cycle being referred to as “T+    ”). Under Rule 15c6-1 of the SEC under the United States Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next                  succeeding business days will be required, by virtue of the fact that the Notes initially will settle on T+    , to specify an alternate settlement cycle at the time for any such trade to prevent a failed settlement and should consult their own advisor.

Other relationships

The Underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

The Underwriters and their respective affiliates may have performed, and may in the future perform, investment banking, commercial banking and advisory services for AIIB from time to time for which they have received customary fees and expenses. The Underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for AIIB in the ordinary course of their business with AIIB. They may have received or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of AIIB. If the Underwriters or their respective affiliates have a lending relationship with AIIB, the Underwriters or certain of their affiliates may routinely hedge their credit exposure to AIIB, consistent with their customary risk management policies. Such exposure may be hedged by entering into transactions that consist of either the purchase of credit default swaps or the creation of short positions in the securities of AIIB, including potentially the Notes. Any such credit default swaps or short positions may affect future trading prices of the Notes. The Underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

MIFID II product governance / Retail investors, professional investors and ECPs target market—Solely for the purposes of each EU manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, professional clients and retail clients, each as defined in Directive 2014/65/EU (as amended, “MiFID II”) and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the EU manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the EU manufacturers’ target market assessment) and determining appropriate distribution channels.

AIIB does not qualify as an “investment firm,” “manufacturer” or “distributor” for the purposes of MiFID II.

UK MIFIR product governance / Retail investors, professional investors and ECPs target market—Solely for the purposes of each UK manufacturer’s product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the UK manufacturer’s target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the UK manufacturers’ target market assessment) and determining appropriate distribution channels.

AIIB does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon on behalf of AIIB by Sullivan & Cromwell LLP and on behalf of the Underwriters by Latham & Watkins LLP. Sullivan & Cromwell LLP and counsel to the Underwriters may rely as to certain matters on the opinion of AIIB’s Office of the General Counsel.

ASIAN INFRASTRUCTURE INVESTMENT

BANK

Debt Securities

The Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) from time to time may offer its debt securities denominated in U.S. dollars or in other currencies to be determined at the time of sale. The maximum aggregate principal amount of securities that may be issued is US$12,000,000,000, treating any offering of securities in a currency or currencies other than the U.S. dollar as the equivalent in U.S. dollars based on the applicable exchange rate at the date of issue.

The securities will be offered from time to time in amounts and at prices and on terms to be determined at the time of sale and to be set forth in supplements to this prospectus (the “Prospectus”). The securities will be direct and unsecured obligations of AIIB.

The specific designation, aggregate principal amount and other terms in connection with the offering and sale of each issue of securities will be set forth in a prospectus supplement. You should read this Prospectus and the prospectus supplement carefully.

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any foreign governmental agency has approved or disapproved of these securities or determined whether this Prospectus is accurate and complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is May 18, 2020

ABOUT THIS PROSPECTUS

This Prospectus is part of a registration statement that the Bank filed with the SEC, under the U.S. Securities Act of 1933, as amended (the “Securities Act”), utilizing a “shelf” registration process. Under this shelf registration process, the Bank may, from time to time, sell any combination of the securities described in this Prospectus in one or more offerings up to a total amount of US$12,000,000,000 or the equivalent of this amount in foreign currencies.

This Prospectus provides a general description of the securities the Bank may offer. Each time the Bank sells securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” below before you purchase the Bank’s securities.

You should rely only on the information provided in this Prospectus and in any prospectus supplement including the information incorporated by reference. The Bank has not authorized anyone to provide you with different or additional information. The Bank is not offering these securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information in this Prospectus, or any prospectus supplement, is accurate at any date other than the date indicated on the cover page of those documents.

FORWARD-LOOKING INFORMATION

This Prospectus and any prospectus supplement and documents incorporated by reference in this Prospectus and any prospectus supplement may contain forward-looking statements. Statements that are not historical facts are statements about AIIB’s beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe,” “expect,” “anticipate,” “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this Prospectus and any prospectus supplement and documents incorporated by reference in this Prospectus and any prospectus supplement, such as the effects of losses from the Bank’s financing or investment activities. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

WHERE YOU CAN FIND MORE INFORMATION

This registration statement of which this Prospectus forms a part, including its various exhibits, is available to the public over the internet at the SEC’s website: http://www.sec.gov.

The Bank files annual reports and other information with the SEC, which are available to the public over the internet at the SEC’s website: http://www.sec.gov. The SEC allows the Bank to “incorporate by reference” the documents that the Bank files with the SEC, which means that the Bank can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information that the Bank files with the SEC will automatically update and supersede this information, as well as the information included in this Prospectus. AIIB incorporates by reference the annual report on Form 18-K for AIIB for the fiscal year ended December 31, 2018, as amended, the annual report on Form 18-K for AIIB for the fiscal year ended December 31, 2019 and any future periodic reports and amendments filed with the SEC under the United States Securities Exchange Act of 1934, as amended, between the date of this Prospectus and the termination of the offering of the securities. The Bank’s Forms 18-K and amendments on Form 18-K/A contain or will contain, among other information, its most recently published annual report and financial statements, from time to time.

You may obtain any of the documents incorporated by reference in this document through us, or from the SEC. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents incorporated by reference in this Prospectus, by requesting them in writing or by telephone from the Bank. Written requests for such documents should be directed to Asian Infrastructure Investment Bank, B-9 Financial Street, Xicheng District, Beijing 100033, People’s Republic of China. The Bank’s telephone number is +86-10-8358-0000. The website of the Bank is www.aiib.org. The information on the website is not incorporated by reference into this Prospectus.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Overview

AIIB is a multilateral development bank (“MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions.

The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank has identified three thematic priorities:

•	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

•

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

•	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects.

Legal Status

AIIB was established and operates under the Articles of Agreement (the “Articles of Agreement”), an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015. The Bank is not a private institution and does not have private shareholders.

The Articles of Agreement provide that all the powers of AIIB shall be vested in the Board of Governors of AIIB (the “Board of Governors”). The Board of Governors has delegated a broad range of operational oversight functions to the non-resident Board of Directors of AIIB (the “Board of Directors”). On January 16, 2016, the Board of Governors convened its inaugural meeting in Beijing and declared the Bank open for business.

The Articles of Agreement endow AIIB with full juridical personality and, in particular, the full legal capacity (i) to contract, (ii) to acquire, and dispose of, immovable and movable property, (iii) to institute and respond to legal proceedings and (iv) to take such other action as may be necessary or useful for its purpose and activities. The Articles of Agreement provide that the Bank enjoys, in the territory of each of its members, the following immunities, exemptions and privileges:

•	The Bank enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which the Bank has an office, has appointed an agent for service of process or has issued or guaranteed securities. Moreover, no action may be brought against the Bank by a member or an instrumentality of such member; instead they have recourse to special procedures for settlement of disputes as described in the Articles of Agreement, in the by-laws and regulations of the Bank, or in contracts entered with the Bank.

•

The property and other assets of the Bank are immune from all forms of seizure, attachment or execution before delivery of a final judgment against the Bank, and from search, requisition, confiscation, expropriation or any other forceful taking by executive or legislative action. The archives of the Bank and all documents belonging to it or held by it are inviolable, regardless of location or who holds them.

•

All Governors, Directors, Alternate Governors, Alternate Directors, the President, Vice-president(s) and other officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

•

The Bank, its assets, property, income and its operations and transactions are immune from all taxes and customs duties, and the Bank is immune from any obligation relating to the payment, withholding or collection of any tax or duty.

•	All of the property and assets of the Bank are free from restrictions, regulations, controls and moratoria of any nature (subject to the Articles of Agreement).

•

The salaries, emoluments and expenses which the Bank pays to its Directors, Alternate Directors, President, Vice-President(s) and other officers and employees of the Bank are exempt from taxation, save to the extent that a member has explicitly reserved its right to tax such payments to its nationals or citizens.

Membership, Capital Structure and Reserves

Membership

Membership in AIIB is open to members of the International Bank for Reconstruction and Development (“IBRD”) or the Asian Development Bank (“ADB”). In the case of an applicant that is not a sovereign or not responsible for the conduct of its international relations (e.g., a political subdivision such as a semi-autonomous territory), application for membership in the Bank must be presented or agreed by the member of the Bank responsible for its international relations.

In October 2014, 22 countries signed a Memorandum of Understanding to establish the Bank. By the end of March 2015, 57 countries committed to being part of the process to design and establish the Bank. Negotiations on the Articles of Agreement concluded on May 22, 2015 and by the end of 2015, 57 prospective members signed the Articles of Agreement. Signatories to the Articles of Agreement were required to ratify, accept or approve the Articles of Agreement no later than December 31, 2016, or such later date as determined by the Board of Governors by an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members (a “Special Majority Vote”).

Members of IBRD or ADB which were not signatories to the Articles of Agreement may be admitted by a Special Majority Vote of the Board of Governors. In respect of membership for non-signatories to the Articles of Agreement, the Bank has established procedures for membership. These procedures include initial informal discussions with the Corporate Secretary of the Bank followed by a firm written expression of interest in membership addressed to the Corporate Secretary and signed by an applicant’s duly authorized person with the rank of minister or above. If the applicant receives an informal consensus for admission from the Board of Directors, the Bank would then determine the indicative terms and conditions of membership of the applicant consistent with the Articles of Agreement. At this point, a formal application would then be made by the applicant, which would be signed by the applicant’s competent authority, such as Head of Government, Head of State or Foreign Minister. Upon receipt of the membership application, the terms and conditions of membership (including the maximum number of shares of the Bank to which the applicant may subscribe) would be recommended by the Board of Directors to the Board of Governors for its approval. Following approval by a Special Majority Vote of the Board of Governors, the applicant would prepare the necessary domestic authorization and legislation to become a member, and take other steps required for membership, including making payment of a first installment for subscribed paid-in shares, appointing a Governor and Alternate Governor and assigning votes to a Director.

If a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members (a “Super Majority Vote”). A suspended member automatically ceases to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. Other than the right of withdrawal, a suspended member is not allowed to exercise any rights under the Articles of Agreement, but remains subject to all obligations under the Articles of Agreement.

Capital Structure

The authorized capital of the Bank consists of US$100,000,000,000 divided into paid-in shares having an aggregate par value of US$20,000,000,000 and callable shares having an aggregate par value of US$80,000,000,000.

Payment of subscribed, paid-in capital is due in five installments, except for members designated as less developed countries, which may pay in up to ten installments. Capital subscriptions may be paid in United States dollars or in other convertible currency. However, to the extent that a member is a less developed country, the member may pay a portion of up to 50% of each installment in the currency of the member, with the Bank having discretion as to what amount is equivalent to the full value in terms of U.S. dollars and the member maintaining the value of all such currency held by the Bank should the member’s currency depreciate in the Bank’s opinion.

The authorized capital stock of the Bank may be increased only by a Super Majority Vote.

Total voting power of each member consists of the sum of its basic votes, share votes and, in the case of a founding member, its founding member votes. A member’s basic votes equal 12% of the aggregate sum of basic votes, share votes and founding member votes of all the members, divided by the number of members. Share votes consist of the number of shares of the capital stock of the Bank subscribed to by that member. All rights, including voting rights, acquired in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank. Each founding member is allocated 600 founding member votes.

Because Super Majority Votes require in part the affirmative vote of Governors representing not less than three-fourths of the total voting power of AIIB’s members, any member with over 25% of AIIB’s total voting power could effectively prevent actions requiring a Super Majority Vote from occurring.

Withdrawal and Suspension

Pursuant to Article 37 of the Articles of Agreement, any member may withdraw from the Bank at any time by delivering a notice to the Bank, and such withdrawal will become effective (and the withdrawing member’s membership will cease) on the date specified in the notice but no sooner than six months after the date that notice is received by the Bank. At any time before the withdrawal becomes effective, the member may cancel its notice of intention to withdraw. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject as of the date of delivery of the withdrawal notice. At the time membership ceases, the Bank shall arrange for the repurchase of the withdrawing member’s shares by the Bank as a part of the settlement of accounts with such member.

Pursuant to Article 38 of the Articles of Agreement, if a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by a Super Majority Vote. A suspended member shall automatically cease to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. While under suspension, a member shall not be entitled to exercise any rights under the Articles of Agreement, except the right of withdrawal, but shall remain subject to all its obligations.

Reserves

Pursuant to Article 18(1) of the Articles of Agreement, the Board of Governors shall determine at least annually what part of the net income of AIIB shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

USE OF PROCEEDS

The net proceeds from the sale of the securities will be included in the ordinary resources of the Bank. AIIB’s mission is to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Articles of Agreement require that each of the Bank’s operations comply with the Bank’s operational and financial policies, which include policies addressing environmental and social impacts. The Bank’s financings, which may include loans, guarantees or equity or other forms of investments, undergo an approval, implementation and monitoring process designed to ensure they align with the Bank’s mission, as well as adhere to applicable environmental and social safeguards. Pending their use, the net proceeds from the sale of the securities will be invested as part of AIIB’s liquid assets portfolio.

DEBT RECORD

Since AIIB’s inception, there have been no defaults by AIIB on payment of principal or of interest on any of its debt.

DESCRIPTION OF SECURITIES

The following is a brief description of the terms and conditions of the securities offered by AIIB and the fiscal agency agreement dated as of May 16, 2019 (the “fiscal agency agreement”) between AIIB and Citibank, N.A., London Branch as fiscal agent (the “fiscal agent”) with respect thereto. The description does not purport to be complete and is qualified in its entirety by reference to the fiscal agency agreement (including the form of security attached thereto) filed by AIIB with the SEC as an exhibit to the registration statement of which this prospectus constitutes a part. For a complete description of the securities, you should read the exhibit referred to.

General

The securities may be issued in one or more series as may be authorized from time to time by AIIB. Reference is made to the applicable prospectus supplement for the following terms of securities offered thereby:

(i)	the designation;

(ii)	the aggregate principal amount and currency, any limit on such principal amount and authorized denominations;

(iii)	the percentage of their principal amount at which such securities will be issued;

(iv)	the maturity date;

(v)	the interest rate or method of determining the interest rate, if any;

(vi)	the interest payment dates, if any, and the dates from which interest accrues;

(vii)	any index, price or formula to be used for determining the amount of any payment of principal, premium or interest;

(viii)	any optional or mandatory redemption terms or purchase, repurchase or sinking fund provisions;

(ix)

whether such securities will be in bearer form, which may or may not be registrable as to principal, with interest coupons, if any, or in fully registered form, or both, and restrictions on the exchange of one form for another;

(x)	the record date;

(xi)	the governing law of the securities;

(xii)	if the securities can be redenominated into another currency at the option of AIIB; and

(xiii)	any other terms of the securities.

The fiscal agent’s duties are governed by the fiscal agency agreement. AIIB may replace the fiscal agent and may appoint different fiscal agents for different series of securities. The identity of the fiscal agent for each series of securities will be set forth in the applicable prospectus supplement. AIIB may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent is the agent of AIIB, is not a trustee for the holders of the securities and does not have the same responsibilities or duties to act for such holders as would a trustee.

Any monies paid by AIIB to the fiscal agent or any paying agent identified in a prospectus supplement for the payment of the principal of (or premium, if any) or interest on any securities and remaining unclaimed at the end of two years after such principal (or premium) or interest (as applicable) shall have become due and payable (whether at maturity, upon call for redemption or otherwise) shall, together with any interest earned thereon, be repaid to AIIB upon its written request. Upon such repayment, all liability of the fiscal agent and any paying agent with respect thereto shall cease.

Securities may be issued as discounted securities, which bear no interest or bear interest at a rate which at the time of issuance is below market rates, to be sold at a substantial discount below their stated principal amount. Special considerations applicable to any discounted securities will be described in the related prospectus supplement.

Principal of, and premium, if any, on, and interest on the securities will be payable at such place or places and in such currency or currencies as are designated by AIIB and set forth in the applicable prospectus supplement. Interest on fully registered securities will be paid by wire transfer to the persons in whose names securities are registered at the close of business on the record dates designated in the applicable prospectus supplement at each such person’s address appearing on the register of securities.

THE SECURITIES WILL NOT BE OBLIGATIONS OF ANY GOVERNMENT.

Ranking

The securities shall rank pari passu without any preference among themselves and equally with all other unsecured unsubordinated indebtedness of AIIB represented by notes, bonds or other securities.

Default, Acceleration of Maturity

Each of the following will constitute an event of default with respect to the securities of a series then outstanding:

(i)	default in the payment in full of any principal or interest due on the securities of such series on the due date and such default continues for a period of 90 days; or

(ii)

AIIB fails to perform any of its other covenants under any of the securities of such series and such failure continues for the period of 90 days after written notice thereof shall have been given to AIIB and the fiscal agent at the office of the fiscal agent by the holders of not less than 25% in principal amount of all the securities of such series at the time outstanding; or

(iii)

default, as defined in any instruments evidencing, securing or protecting any indebtedness for borrowed money of AIIB then or thereafter outstanding and maturing more than one year from the date of its creation, with respect to more than US$60,000,000 in aggregate principal amount of such indebtedness, and the maturity of such indebtedness shall have been accelerated so that the same shall have become due and payable prior to the date on which the same would otherwise have become due and payable and such acceleration shall not have been rescinded or annulled.

If any event of default shall occur and continue in relation to the securities of a series then outstanding, then the principal of the securities of such series then outstanding (if not already due) may be declared to be due and payable on the thirtieth day following written notice given to AIIB and the fiscal agent at the office of the fiscal agent by the holders of not less than a majority in principal amount of the securities of such series at the time outstanding, unless all events of default in respect of the securities of such series have been cured prior to the expiration of such 30 days’ period. If, at any time after the principal of the securities of a series then outstanding shall have been so declared due and payable and before any judgment or decree for the payment of amounts due thereon shall have been entered, all arrears of interest upon the securities of such series and all other sums due in respect thereof, except any principal or interest payments which shall not have matured or come due by their terms, shall have been duly paid by AIIB and all other events of default thereunder shall have been cured, the holders of not less than a majority in principal amount of the securities of such series then outstanding, by written notice given to AIIB or the fiscal agent at the office of the fiscal agent, may rescind such declaration, but no such rescission shall impair any right consequent on any subsequent event of default.

Redemption

Except as otherwise provided in the prospectus supplement, if the securities of a series provide for redemption at the election of AIIB, such redemption shall be upon not less than 20 days’ notice to the fiscal agent. In the event of redemption in part, the securities to be redeemed will be selected, in the case of bearer securities of such series, by lot by the fiscal agent (unless all bearer securities are subject to such redemption) and, in the case of registered securities of such series, by such method as the fiscal agent usually uses in such circumstances. Notices to the holders of the securities will be given by delivery to the relevant securities clearing system(s) for communication by each of them to entitled participants. So long as the securities are listed on one or more stock exchanges and the rules of such stock exchange(s) so require, notices shall also be published in such manner as the rules of such stock exchange(s) may require.

Repurchase

AIIB may repurchase securities of a series at any time and price in the open market or otherwise. Securities repurchased by AIIB may, at AIIB’s discretion, be held, resold (subject to compliance with applicable securities and tax laws) or surrendered to the fiscal agent for cancellation; provided, that, AIIB will only resell such securities if they are fungible with the outstanding securities for U.S. federal income tax purposes.

Amendments

Each and every holder of the securities of a series then outstanding must consent to any amendment of a provision of the securities of such series or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on the securities of such series;

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the securities of such series;

(3)	change the currency (unless required by law) or place of payment of principal of or interest on the securities of such series;

(4)

shorten the period during which AIIB is not permitted to redeem the securities of such series or permit AIIB to redeem the securities of such series if, prior to such amendment, AIIB is not permitted so to do; or

(5)

reduce the proportion of the principal amount of the securities of such series that must be held by any of the holders to vote or consent to modify, amend or supplement the terms of the fiscal agency agreement or the securities of such series.

AIIB may, however, upon the affirmative vote of the holders of 66 2/3% of the principal amount of the securities of a series then outstanding at a meeting duly called and held or with the written consent of the holders of 66 2/3% of the principal amount of the securities of such series, modify any of the other terms or provisions of the securities of such series or, insofar with respect to the securities of such series, the fiscal agency agreement. Such holders may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the securities of such series to be made, taken or given by holders of the securities of such series. Also, AIIB may, in agreement with the fiscal agent but without the vote or consent of the holders of the securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the securities of such series for the purpose of:

(1)	adding to AIIB’s covenants for the benefit of the holders of the securities;

(2)	surrendering any right or power conferred on AIIB;

(3)	securing the securities;

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the securities; or

(5)

for any purpose that AIIB may consider necessary or desirable that AIIB, in its sole discretion, reasonably determines is not inconsistent with the securities of such series and does not adversely affect the interest of any holder of the securities of such series.

Governing Law and Jurisdiction

The securities will be governed by, and interpreted in accordance with, the laws of the State of New York, except with respect to authorization, execution, delivery and performance by AIIB, which shall be governed by the Articles of Agreement.

AIIB has not waived or agreed to any modification of any status, immunities, privileges or exemptions of AIIB under its Articles of Agreement, all of its basic documents, any applicable law or international practice. AIIB has not consented to the jurisdiction of any court in connection with actions arising out of or based on the securities, has not appointed any agent for service of process and has not agreed to waive any defense of sovereign immunity to which it may be entitled in any action or proceeding in any jurisdiction. Subject to the foregoing, AIIB has agreed that any dispute, controversy or claim arising out of or relating to the securities, including the existence, validity, performance, breach or termination thereof (including a dispute regarding non-contractual obligations arising out of or relating to the securities), shall be referred to and finally resolved by arbitration administered by the HKIAC under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Rules. The dispute resolution provisions applicable to the securities shall also be governed by and construed in accordance with the laws of the State of New York. Hong Kong law will be the procedural law of an arbitration. The arbitral tribunal will consist of three arbitrators, who will be appointed in the manner set out in the UNCITRAL Rules. The seat of the arbitration will be Hong Kong, China, and the language of the arbitration will be English. The arbitral tribunal will not be authorized to grant any interim measures or pre-award or emergency relief against AIIB, notwithstanding any provisions of the UNCITRAL Rules to the contrary.

Under the Articles of Agreement, the property and assets of AIIB, wheresoever located and by whomsoever held, shall be immune from all forms of seizure, attachment or execution before the delivery against AIIB of an enforceable final judgment. With respect to execution, the U.S. Foreign Sovereign Immunities Act of 1976, as amended, provides that commercial property located in the United States of an agency or instrumentality of a foreign state may be levied upon for the satisfaction of judgments rendered against it by U.S. courts (i) in connection with its commercial activities or (ii) based on an order confirming an arbitral award.

GLOBAL CLEARANCE AND SETTLEMENT

The Global Note

The securities will be issued in the form of one or more fully registered global certificates, registered in the name of Cede & Co. as nominee for The Depository Trust Company (“DTC”), and/or any other form as identified in the applicable prospectus supplement (each a “Global Security”). The Global Securities will be deposited, until all obligations of AIIB under the securities are satisfied, with a custodian for DTC and/or any other depositary or depositaries identified in the applicable prospectus supplement (each a “Depositary”), which may include Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”). Beneficial interests in the Global Securities will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear, Clearstream and/or any other relevant securities clearing systems.

AIIB anticipates that the following provisions will apply to depositary arrangements:

Upon the issuance of a Global Security, AIIB expects that the applicable Depositary, or its nominee, will credit on its book-entry registration and transfer system the respective principal amounts of the securities represented by such Global Security to the accounts of persons that have accounts with such Depositary or its nominee (“participants”). The accounts to be credited shall be designated by the underwriters or agents with respect to such securities or by AIIB if such securities are offered and sold directly by AIIB. Ownership of beneficial interests in such Global Security will be limited to participants or persons that may hold interests through participants. Except as provided below, the securities will not be held in definitive form. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and on the records of direct or indirect participants (with respect to interests of persons other than participants). Owners of beneficial interests in a Global Security (other than participants) will not receive written confirmation from the applicable Depositary of their purchases. Each beneficial owner is entitled to receive, upon request, written confirmation providing details of the transaction as well as periodic statements of its holdings from the Depositary (if such beneficial owner is a participant) or from the participant through which such beneficial owner entered into the transaction (if such beneficial owner is not a participant). The laws in some states of the United States require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

Any payment of principal or interest due on any securities on any interest payment date or at maturity will be made available by AIIB to the fiscal agent or any paying agent on or before such date. On the respective payment date, the fiscal agent and/or any paying agent will make such payments to the Depositary or its nominee, as the case may be, in accordance with arrangements between the fiscal agent and/or any paying agent and such Depositary or its nominee. Such Depositary or its nominee, upon receipt of any payment of principal or interest, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depositary or its nominee. Payments by direct or indirect participants to owners of beneficial interests in such Global Security held through such direct or indirect participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participants. Neither AIIB nor the fiscal agent nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in any Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

So long as a Depositary, or its nominee, is the registered owner or holder, as the case may be, of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the securities represented by such Global Security for all purposes of the securities. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have the securities represented by such Global Security registered in their names and will not receive or be entitled to receive physical delivery of certificated securities in definitive form. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the applicable Depositary, or its nominee, and, if such person is not a participant, on the procedures of such direct or indirect participant through which such person owns its interest, to exercise any rights of a holder of securities.

Except as otherwise set forth in the applicable prospectus supplement, a Global Security may not be transferred without the prior written consent of AIIB and except as a whole by the applicable Depositary to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or any other nominee of such Depositary, or by such Depositary or any such nominee to another Depositary for such securities or its nominee or to a successor of the Depositary or a nominee of such successor. Securities represented by a Global Security that are deposited with a Depositary located in the United States are exchangeable for certificated securities in definitive form (“Certificated Securities”) of like tenor as such securities:

(i)

if such Depository notifies AIIB that it is unwilling or unable to continue acting as the depositary for such Global Security and AIIB is unable to appoint a successor depositary within five business days of its receipt of such notice;

(ii)

if such Depository notifies AIIB that it has ceased to be a clearing agency registered under the Securities Exchange Act of 1934 at a time when it is required to be so registered and AIIB is unable to appoint a successor depositary within five business days of its receipt of such notice;

(iii)	if AIIB delivers to the fiscal agent a written notice executed by an authorized officer of AIIB that such Global Security shall be exchangeable;

(iv)	if an event of default entitling the holders of such Global Security to accelerate the maturity thereof has occurred and is continuing with respect to such Global Security; or

(iii)	in such other events as may be specified in a prospectus supplement.

Any security that is exchangeable pursuant to the preceding sentence is exchangeable for Certificated Securities registered in such names as the applicable Depositary shall direct. Certificated Securities may be presented for registration of transfer or exchange at the office of the fiscal agent in such place as is specified in a prospectus supplement. Subject to the foregoing or as otherwise provided herein or in a prospectus supplement, a Global Security is not exchangeable, except for a Global Security or Global Securities of the same tenor and amount to be registered in the name of the Depositary or its nominee.

The Depository Trust Company. DTC has informed AIIB that: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds and provides asset servicing for U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments that direct DTC participants deposit with DTC. DTC also facilitates the post-trade settlement among direct DTC participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct DTC participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct DTC participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly. The DTC rules applicable to its participants are on file with the SEC.

Euroclear and Clearstream. Euroclear and Clearstream have informed AIIB that: Euroclear and Clearstream each hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts, thereby eliminating the need for physical movements of securities certificates. Euroclear and Clearstream provide various services to their participants including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream also deal with domestic securities markets in several countries through established depository and custodial relationships. Euroclear and Clearstream have established an electronic bridge between their two systems across which their respective participants may settle trades with each other. Euroclear and Clearstream participants are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to Euroclear and Clearstream is available to other institutions that clear through or maintain a custodial relationship with an account holder of Euroclear or Clearstream.

The following arrangements will apply to the securities:

Initial settlement for the securities will be made in immediately available funds in the currency in which the securities are denominated (i.e., for value on the date of delivery of the securities). Certain underwriters are prepared to arrange for currency conversions, if necessary, to enable certain investors to make payments in another currency than the currency in which the securities are denominated (see “Currency Conversions and Foreign Exchange Risks” below).

Investors electing to hold the securities through DTC will follow the settlement practices applicable to U.S. corporate debt obligations. The securities custody accounts of investors will be credited with their holdings on the settlement date against payment in same-day funds within DTC.

Investors electing to hold the securities through Euroclear or Clearstream accounts will follow the settlement procedures applicable to conventional eurobonds.

Beneficial interests in the Global Securities will be represented, and transfers of such beneficial interests will be effected, through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC, Euroclear or Clearstream. Investors may elect to hold interests in the securities through any of DTC, Euroclear or Clearstream if they are participants of such systems, or indirectly through organizations which are participants in such systems.

All securities will be recorded in a register maintained by the fiscal agent. The fiscal agent will be responsible for (i) maintaining a record of the aggregate holdings of all outstanding securities; (ii) ensuring that payments of principal and interest in respect of the securities received by the fiscal agent from AIIB are duly credited to the holders of the securities; and (iii) transmitting to AIIB any notices from the holders of the securities.

Trading between Euroclear and/or Clearstream Accountholders. Secondary market sales of book-entry interests in the securities held through Euroclear or Clearstream to purchasers of book-entry interests in the securities through Euroclear or Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream and will be settled using the procedures applicable to conventional eurobonds.

Trading between DTC Participants. Secondary market sales of book-entry interests in the securities between DTC participants will occur in the ordinary way in accordance with DTC rules.

Trading between DTC Participants and Euroclear/Clearstream Accountholders. Secondary market sales of book-entry interests in the securities between DTC participants on one hand and Euroclear/Clearstream accountholders on the other will be conducted in accordance with the rules and procedures established for such sales by DTC, Euroclear and Clearstream, as applicable, and will be settled using the procedures established for such sales by DTC, Euroclear and Clearstream, as applicable.

Although the foregoing sets out the procedures of Euroclear, Clearstream and DTC in order to facilitate the transfers of interests in the securities among participants of DTC, Clearstream and Euroclear, none of Euroclear, Clearstream or DTC is under any obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time. None of AIIB, any agent or manager or any affiliate of any of the above, or any person by whom any of the above is controlled for the purposes of the Securities Act will have any responsibility for the performance by DTC, Euroclear, Clearstream or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations or for the sufficiency for any purpose of the arrangements described above.

UNITED STATES TAXATION

This section describes the material United States federal income tax consequences of owning the securities AIIB is offering. It is the opinion of Sullivan & Cromwell, LLP, counsel to AIIB. It applies to you only if you acquire the securities in an initial offering and you hold your securities as capital assets for tax purposes. This section addresses only United States federal income taxation and does not discuss all of the tax consequences that may be relevant to you in light of your individual circumstances, including foreign, state or local tax consequences, and tax consequences arising under the Medicare contribution tax on net investment income or the alternative minimum tax. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns securities that are a hedge or that are hedged against interest rate or currency risks,

•	a person that owns securities as part of a straddle or conversion transaction for tax purposes,

•	a person that purchases or sells securities as part of a wash sale for tax purposes, or

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This section deals only with securities that are due to mature 30 years or less from the date on which they are issued. The United States federal income tax consequences of owning securities that are due to mature more than 30 years from their date of issue will be discussed in an applicable prospectus supplement.

This section is based on the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If an entity or arrangement that is treated as a partnership for United States federal income tax purposes holds the securities, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the securities should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the securities.

Please consult your own tax advisor concerning the consequences of owning these securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a security and you are, for United States federal income tax purposes:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this subsection does not apply to you and you should refer to “– Non-United States Holders” below.

Payments of Interest

Except as described below in the case of interest on a discount security that is not qualified stated interest, each as defined below under “– Original Issue Discount – General,” you will be taxed on any interest on your security, whether payable in U.S. dollars or a foreign currency, including a composite currency or basket of currencies other than U.S. dollars, as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

Interest paid by AIIB on the securities and original issue discount, if any, accrued with respect to the securities (as described below under “Original Issue Discount”) is generally income from sources outside the United States and will generally be “passive” income for purposes of the rules regarding the foreign tax credit allowable to a United States holder.

Foreign Currency Securities – Cash Basis Taxpayers. If you are a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes and you receive an interest payment that is denominated in, or determined by reference to, a foreign currency, you would recognize income equal to the U.S. dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Foreign Currency Securities – Accrual Basis Taxpayers. If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment denominated in, or determined by reference to, a foreign currency by using one of two methods.

Under the first method, you would determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If you elect the second method, you would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if you receive a payment of interest within five business days of the last day of your accrual period or taxable year, you may instead translate the interest accrued into U.S. dollars at the exchange rate in effect on the day that you actually receive the interest payment. If you elect the second method, it would apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service (the “IRS”).

When you actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of your security, denominated in, or determined by reference to, a foreign currency for which you accrued an amount of income, you will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that you used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether you actually convert the payment into U.S. dollars.

Original Issue Discount

General. If you own a security, other than a short-term note with a term of one year or less, it would be treated as a discount security issued at an original issue discount if the amount by which the security’s stated redemption price at maturity exceeds its issue price is more than a de minimis amount. Generally, a security’s issue price will be the first price at which a substantial amount of securities included in the issue of which the security is a part is sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers. A security’s stated redemption price at maturity is the total of all payments provided by the security that are not payments of qualified stated interest. Generally, an interest payment on a security is qualified stated interest if it is one of a series of stated interest payments on a security that are unconditionally payable at least annually at a single fixed rate, with certain exceptions for lower rates paid during some periods, applied to the outstanding principal amount of the security. There are special rules for variable rate securities that are discussed under “– Variable Rate Securities.”

In general, your security is not a discount security if the amount by which its stated redemption price at maturity exceeds its issue price is less than the de minimis amount of 1⁄4 of 1 percent of its stated redemption price at maturity multiplied by the number of complete years to its maturity. Your security would have de minimis original issue discount if the amount of the excess is less than the de minimis amount. If your security has de minimis original issue discount, you would include the de minimis amount in income as stated principal payments are made on the security, unless you make the election described below under “– Election to Treat All Interest as Original Issue Discount.” You can determine the includible amount with respect to each such payment by multiplying the total amount of your security’s de minimis original issue discount by a fraction equal to:

•	the amount of the principal payment made divided by:

•	the stated principal amount of the security.

Generally, if your discount security matures more than one year from its date of issue, you would include original issue discount, or “OID,” in income before you receive cash attributable to that income. The amount of OID that you would include in income is calculated using a constant-yield method, and generally you would include increasingly greater amounts of OID in income over the life of your security. More specifically, you can calculate the amount of OID that you would include in income by adding the daily portions of OID with respect to your discount security for each day during the taxable year or portion of the taxable year that you hold your discount security. You can determine the daily portion by allocating to each day in any accrual period a pro rata portion of the OID allocable to that accrual period. You may select an accrual period of any length with respect to your discount security and you may vary the length of each accrual period over the term of your discount security. However, no accrual period may be longer than one year and each scheduled payment of interest or principal on the discount security must occur on either the first or final day of an accrual period.

You can determine the amount of OID allocable to an accrual period by:

•	multiplying your discount security’s adjusted issue price at the beginning of the accrual period by your security’s yield to maturity, and then

•	subtracting from this figure the sum of the payments of qualified stated interest on your security allocable to the accrual period.

You must determine the discount security’s yield to maturity on the basis of compounding at the close of each accrual period and adjusting for the length of each accrual period. Further, you determine your discount security’s adjusted issue price at the beginning of any accrual period by:

•	adding your discount security’s issue price and any accrued OID for each prior accrual period, and then

•	subtracting any payments previously made on your discount security that were not qualified stated interest payments.

If an interval between payments of qualified stated interest on your discount security contains more than one accrual period, then, when you determine the amount of OID allocable to an accrual period, you would allocate the amount of qualified stated interest payable at the end of the interval, including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval, pro rata to each accrual period in the interval based on their relative lengths. In addition, you would increase the adjusted issue price at the beginning of each accrual period in the interval by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval. You may compute the amount of OID allocable to an initial short accrual period by using any reasonable method if all other accrual periods, other than a final short accrual period, are of equal length.

The amount of OID allocable to the final accrual period is equal to the difference between:

•	the amount payable at the maturity of your security, other than any payment of qualified stated interest, and

•	your security’s adjusted issue price as of the beginning of the final accrual period.

Acquisition Premium. If you purchase your security for an amount that is less than or equal to the sum of all amounts, other than qualified stated interest, payable on your security after the purchase date but is greater than the amount of your security’s adjusted issue price, as determined above under “– General,” the excess is acquisition premium. If you do not make the election described below under “– Election to Treat All Interest as Original Issue Discount,” then you would reduce the daily portions of OID by a fraction equal to:

•	the excess of your adjusted basis in the security immediately after purchase over the adjusted issue price of the security divided by:

•	the excess of the sum of all amounts payable, other than qualified stated interest, on the security after the purchase date over the security’s adjusted issue price.

Pre-Issuance Accrued Interest. An election may be made to decrease the issue price of your security by the amount of pre-issuance accrued interest if:

•	a portion of the initial purchase price of your security is attributable to pre-issuance accrued interest,

•	the first stated interest payment on your security is to be made within one year of your security’s issue date, and

•	the payment would equal or exceed the amount of pre-issuance accrued interest.

If this election is made, a portion of the first stated interest payment would be treated as a return of the excluded pre-issuance accrued interest and not as an amount payable on your security.

Securities Subject to Contingencies Including Optional Redemption. Your security is subject to a contingency if it provides for an alternative payment schedule or schedules applicable upon the occurrence of a contingency or contingencies, other than a remote or incidental contingency, whether such contingency relates to payments of interest or of principal. In such a case, you would determine the yield and maturity of your security by assuming that the payments would be made according to the payment schedule most likely to occur if:

•	the timing and amounts of the payments that comprise each payment schedule are known as of the issue date and

•	one of such schedules is significantly more likely than not to occur.

If there is no single payment schedule that is significantly more likely than not to occur, other than because of a mandatory sinking fund, you would include income on your security in accordance with the general rules that govern contingent payment obligations. These rules will be discussed in the applicable prospectus supplement.

Notwithstanding the general rules for determining yield and maturity, if your security is subject to contingencies, and either you or AIIB has an unconditional option or options that, if exercised, would require payments to be made on the security under an alternative payment schedule or schedules, then:

•

in the case of an option or options that AIIB may exercise, AIIB would be deemed to exercise or not exercise an option or combination of options in the manner that minimizes the yield on your security and

•	in the case of an option or options that you may exercise, you would be deemed to exercise or not exercise an option or combination of options in the manner that maximizes the yield on your security.

If both you and AIIB hold options described in the preceding sentence, those rules would apply to each option in the order in which they may be exercised. You may determine the yield on your security for the purposes of those calculations by using any date on which your security may be redeemed or repurchased as the maturity date and the amount payable on the date that you chose in accordance with the terms of your security as the principal amount payable at maturity.

If a contingency, including the exercise of an option, actually occurs or does not occur contrary to an assumption made according to the above rules then, except to the extent that a portion of your security is repaid as a result of this change in circumstances and solely to determine the amount and accrual of OID, you would redetermine the yield and maturity of your security by treating your security as having been retired and reissued on the date of the change in circumstances for an amount equal to your security’s adjusted issue price on that date.

Election to Treat All Interest as Original Issue Discount. You may elect to include in gross income all interest that accrues on your security using the constant-yield method described above under “– General,” with the modifications described below. For purposes of this election, interest will include stated interest, OID, de minimis original issue discount, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium, described below under “– Securities Purchased at a Premium,” or acquisition premium.

If you make this election for your security, then, when you apply the constant-yield method:

•	the issue price of your security would equal your cost,

•	the issue date of your security would be the date you acquired it, and

•	no payments on your security would be treated as payments of qualified stated interest.

Generally, this election will apply only to the security for which you make it; however, if the security has amortizable bond premium, you would be deemed to have made an election to apply amortizable bond premium against interest for all debt instruments with amortizable bond premium, other than debt instruments the interest on which is excludible from gross income, that you hold as of the beginning of the taxable year to which the election applies or thereafter. Additionally, if you make this election for a market discount security, you would be treated as having made the election discussed below under “– Market Discount” to include market discount in income currently over the life of all debt instruments having market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke any election to apply the constant-yield method to all interest on a security or the deemed elections with respect to amortizable bond premium or market discount securities without the consent of the IRS.

Variable Rate Securities. Your security would be a variable rate security if:

•	your security’s issue price does not exceed the total noncontingent principal payments by more than the lesser of:

1.	.015 multiplied by the product of the total noncontingent principal payments and the number of complete years to maturity from the issue date, or

2.	15 percent of the total noncontingent principal payments; and

•	your security provides for stated interest, compounded or paid at least annually, only at:

1.	one or more qualified floating rates,

2.	a single fixed rate and one or more qualified floating rates,

3.	a single objective rate, or

4.	a single fixed rate and a single objective rate that is a qualified inverse floating rate; and

•

the value of any variable rate on any date during the term of your security is set no earlier than three months prior to the first day on which that value is in effect and no later than one year following that first day.

Your security would have a variable rate that is a qualified floating rate if:

•	variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which your security is denominated; or

•	the rate is equal to such a rate either:

1.	multiplied by a fixed multiple that is greater than 0.65 but not more than 1.35 or

2.	multiplied by a fixed multiple greater than 0.65 but not more than 1.35, and then increased or decreased by a fixed rate.

If your security provides for two or more qualified floating rates that are within 0.25 percentage points of each other on the issue date or can reasonably be expected to have approximately the same values throughout the term of the security, the qualified floating rates together constitute a single qualified floating rate.

Your security would not have a qualified floating rate, however, if the rate is subject to certain restrictions (including caps, floors, governors, or other similar restrictions) unless such restrictions are caps, floors or governors that are fixed throughout the term of the security or such restrictions are not reasonably expected to significantly affect the yield on the security.

Your security would have a variable rate that is a single objective rate if:

•	the rate is not a qualified floating rate, and

•

the rate is determined using a single, fixed formula that is based on objective financial or economic information that is not within the control of or unique to the circumstances of the issuer or a related party.

Your security would not have a variable rate that is an objective rate, however, if it is reasonably expected that the average value of the rate during the first half of your security’s term would be either significantly less than or significantly greater than the average value of the rate during the final half of your security’s term.

An objective rate as described above is a qualified inverse floating rate if:

•	the rate is equal to a fixed rate minus a qualified floating rate and

•	the variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the cost of newly borrowed funds.

Your security would also have a single qualified floating rate or an objective rate if interest on your security is stated at a fixed rate for an initial period of one year or less followed by either a qualified floating rate or an objective rate for a subsequent period, and either:

•	the fixed rate and the qualified floating rate or objective rate have values on the issue date of the security that do not differ by more than 0.25 percentage points or

•	the value of the qualified floating rate or objective rate is intended to approximate the fixed rate.

In general, if your variable rate security provides for stated interest at a single qualified floating rate or objective rate, or one of those rates after a single fixed rate for an initial period, all stated interest on your security is qualified stated interest. In this case, the amount of OID, if any, is determined by using, in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date of the qualified floating rate or qualified inverse floating rate, or, for any other objective rate, a fixed rate that reflects the yield reasonably expected for your security.

If your variable rate security does not provide for stated interest at a single qualified floating rate or a single objective rate, and also does not provide for interest payable at a fixed rate other than a single fixed rate for an initial period, you generally would determine the interest and OID accruals on your security by:

•	determining a fixed rate substitute for each variable rate provided under your variable rate security,

•	constructing the equivalent fixed rate debt instrument, using the fixed rate substitute described above,

•	determining the amount of qualified stated interest and OID with respect to the equivalent fixed rate debt instrument, and

•	adjusting for actual variable rates during the applicable accrual period.

When you determine the fixed rate substitute for each variable rate provided under the variable rate security, you generally will use the value of each variable rate as of the issue date or, for an objective rate that is not a qualified inverse floating rate, a rate that reflects the reasonably expected yield on your security.

If your variable rate security provides for stated interest either at one or more qualified floating rates or at a qualified inverse floating rate, and also provides for stated interest at a single fixed rate other than at a single fixed rate for an initial period, you generally would determine interest and OID accruals by using the method described in the previous paragraph. However, your variable rate security would be treated, for purposes of the first three steps of the determination, as if your security had provided for a qualified floating rate, or a qualified inverse floating rate, rather than the fixed rate. The qualified floating rate, or qualified inverse floating rate, that replaces the fixed rate must be such that the fair market value of your variable rate security as of the issue date approximates the fair market value of an otherwise identical debt instrument that provides for the qualified floating rate, or qualified inverse floating rate, rather than the fixed rate.

Short-Term Securities. In general, if you are an individual or other cash basis United States holder of a short-term security, you are not required to accrue OID, as specially defined below for the purposes of this paragraph, for United States federal income tax purposes unless you elect to do so (although it is possible that you may be required to include any stated interest in income as you receive it). If you are an accrual basis taxpayer, a taxpayer in a special class, including, but not limited to, a regulated investment company, common trust fund, or a certain type of pass-through entity, or a cash basis taxpayer who so elects, you would be required to accrue OID on short-term securities on either a straight-line basis or under the constant-yield method, based on daily compounding. If you are not required and do not elect to include OID in income currently, any gain you realize on the sale or retirement of your short-term security would be ordinary income to the extent of the accrued OID, which would be determined on a straight-line basis unless you make an election to accrue the OID under the constant-yield method, through the date of sale or retirement. However, if you are not required and do not elect to accrue OID on your short-term securities, you would be required to defer deductions for interest on borrowings allocable to your short-term securities in an amount not exceeding the deferred income until the deferred income is realized.

When you determine the amount of OID subject to these rules, you must include all interest payments on your short-term security, including stated interest, in your short-term security’s stated redemption price at maturity.

Foreign Currency Discount Securities. If your discount security is denominated in, or determined by reference to, a foreign currency, you would determine OID for any accrual period on your discount security in the foreign currency and then translate the amount of OID into U.S. dollars in the same manner as stated interest accrued by an accrual basis United States holder, as described under “– United States Holders – Payments of Interest.” You may recognize ordinary income or loss when you receive an amount attributable to OID in connection with a payment of interest or the sale or retirement of your security.

Market Discount

You would be treated as if you purchased your security, other than a short-term security, at a market discount, and your security would be a market discount security if:

•	you purchase your security for less than its issue price as determined above under “Original Issue Discount – General” and

•

the difference between the security’s stated redemption price at maturity or, in the case of a discount security, the security’s revised issue price, and the price you paid for your security is equal to or greater than 1⁄4 of 1 percent of your security’s stated redemption price at maturity multiplied by the number of complete years to the security’s maturity. To determine the revised issue price of your security for these purposes, you generally add any OID that has accrued on your security to its issue price.

If your security’s stated redemption price at maturity or, in the case of a discount security, its revised issue price, exceeds the price you paid for the security by less than 1⁄4 of 1 percent of the security’s stated redemption price at maturity multiplied by the number of complete years to the security’s maturity, the excess constitutes de minimis market discount, and the rules discussed below are not applicable to you.

You must treat any gain you recognize on the maturity or disposition of your market discount security as ordinary income to the extent of the accrued market discount on your security. Alternatively, you may elect to include market discount in income currently over the life of your security. If you make this election, it would apply to all debt instruments with market discount that you acquire on or after the first day of the first taxable year to which the election applies. You may not revoke this election without the consent of the IRS. If you own a market discount security and do not make this election, you would generally be required to defer deductions for interest on borrowings allocable to your security in an amount not exceeding the accrued market discount on your security until the maturity or disposition of your security.

If you own a market discount security, the market discount would accrue on a straight-line basis unless an election is made to accrue market discount using a constant-yield method. If you make this election, it would apply only to the security with respect to which it is made and you may not revoke it. You would, however, not include accrued market discount in income unless you elect to do so as described above.

Securities Purchased at a Premium

If you purchase your security for an amount in excess of its principal amount (or, in the case of a discount security, in excess of the sum of all amounts payable on the security after the acquisition date (other than payments of qualified stated interest)), you may elect to treat the excess as amortizable bond premium. If you make this election, you would reduce the amount required to be included in your income each accrual period with respect to interest on your security by the amount of amortizable bond premium allocable to that accrual period, based on your security’s yield to maturity.

If the amortizable bond premium allocable to an accrual period exceeds your interest income from your security for such accrual period, such excess is first allowed as a deduction to the extent of interest included in your income in respect of the security in previous accrual periods and is then carried forward to your next accrual period. If the amortizable bond premium allocable and carried forward to the accrual period in which your security is sold, retired or otherwise disposed of exceeds your interest income for such accrual period, you would be allowed an ordinary deduction equal to such excess.

If your security is denominated in, or determined by reference to, a foreign currency, you would compute your amortizable bond premium in units of the foreign currency and your amortizable bond premium would reduce your interest income in units of the foreign currency. Gain or loss recognized that is attributable to changes in exchange rates between the time your amortized bond premium offsets interest income and the time of the acquisition of your security is generally taxable as ordinary income or loss.

If you make an election to amortize bond premium, it would apply to all debt instruments, other than debt instruments the interest on which is excludible from gross income, that you hold at the beginning of the first taxable year to which the election applies or that you thereafter acquire, and you may not revoke it without the consent of the IRS. See also “Original Issue Discount – Election to Treat All Interest as Original Issue Discount.”

Purchase, Sale and Retirement of the Securities

Your tax basis in your security will generally be the U.S. dollar cost, as defined below, of your security, adjusted by:

•	adding any OID or market discount previously included in income with respect to your security, and then

•

subtracting any payments on your security that are not qualified stated interest payments and any amortizable bond premium to the extent that such premium either reduced interest income on your security or gave rise to a deduction on your security.

If you purchase your security with foreign currency, the U.S. dollar cost of your security would generally be the U.S. dollar value of the purchase price on the date of purchase. However, if you are a cash basis taxpayer, or an accrual basis taxpayer if you so elect, and your security is traded on an established securities market, as defined in the applicable Treasury regulations, the U.S. dollar cost of your security would be the U.S. dollar value of the purchase price on the settlement date of your purchase.

You will generally recognize gain or loss on the sale or retirement of your security equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest (which will be treated as interest payments), and your tax basis in your security. If your security is sold or retired for an amount in foreign currency, the amount you realize would be the U.S. dollar value of such amount on the date the security is disposed of or retired, except that in the case of a security that is traded on an established securities market, as defined in the applicable Treasury regulations, a cash basis taxpayer, or an accrual basis taxpayer that so elects, would determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale.

You will recognize capital gain or loss when you sell or retire your security, except to the extent:

•	described above under “– Original Issue Discount – Short-Term Securities” or “– Market Discount,” or

•	attributable to changes in exchange rates as described below.

Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

You must treat any portion of the gain or loss that you recognize on the sale or retirement of a security as ordinary income or loss to the extent attributable to changes in exchange rates. However, you take exchange gain or loss into account only to the extent of the total gain or loss you realize on the transaction.

Exchange of Amounts in Other Than U.S. Dollars

If you receive foreign currency as interest on your security or on the sale or retirement of your security, your tax basis in the foreign currency would equal its U.S. dollar value when the interest is received or at the time of the sale or retirement. If you purchase foreign currency, you generally would have a tax basis equal to the U.S. dollar value of the foreign currency on the date of your purchase. If you sell or dispose of a foreign currency, including if you use it to purchase securities or exchange it for U.S. dollars, any gain or loss recognized generally would be ordinary income or loss.

Indexed Securities

The applicable prospectus supplement will discuss any special United States federal income tax rules with respect to securities the payments on which are determined by reference to any index,

securities that are subject to the rules governing contingent payment obligations and securities that can be redenominated into another currency at the option of AIIB.

Information with Respect to Foreign Financial Assets

A United States holder that owns “specified foreign financial assets” with an aggregate value in excess of US$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with its tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. United States holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the securities.

Non-United States Holders

This subsection describes the tax consequences to a Non-United States holder. The discussion below does not address the tax consequences to a Non-United States holder of an investment in a security that references directly or indirectly the performance of United States equities. The tax treatment of any such securities will be discussed in the applicable prospectus supplement. You are a Non-United States holder if you are a beneficial owner of a security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a security.

If you are a United States holder, this subsection does not apply to you.

Payments of Interest. Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a Non-United States holder of a security, interest on a security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•

derive the interest in the active conduct of a banking, financing or similar business within the United States, or are a corporation with a principal business of trading in stocks and securities for its own account.

Purchase, Sale, Retirement and Other Disposition of the Securities. If you are a Non-United States holder of a security, you generally would not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

For purposes of the United States federal estate tax, the securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Treasury Regulations Requiring Disclosure of Reportable Transactions

Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, if the securities are denominated in a foreign currency, a United States holder (or a Non-United States holder that holds the securities in connection with a U.S. trade or business) that recognizes a loss with respect to the securities that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on IRS Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is US$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of securities.

Backup Withholding and Information Reporting

If you are a noncorporate United States holder, information reporting requirements, on IRS Form 1099, generally would apply to payments of principal and interest on a security within the United States, and the payment of proceeds to you from the sale of a security effected at a U.S. office of a broker. Information reporting may also apply in respect of accruals of OID.

Additionally, backup withholding may apply to such payments if you fail to comply with applicable certification requirements or (in the case of interest payments) are notified by the IRS that you have failed to report all interest and dividends required to be shown on your federal income tax returns.

If you are a Non-United States holder, you are generally exempt from backup withholding and information reporting requirements with respect to payments of principal and interest made to you outside the United States by AIIB or another non-U.S. payor. You are also generally exempt from backup withholding and information reporting requirements in respect of payments of principal and interest made within the United States and the payment of the proceeds from the sale of a security effected at a U.S. office of a broker, as long as either (i) the payor or broker does not have actual knowledge or reason to know that you are a U.S. person and you have furnished a valid IRS Form W-8 or other documentation upon which the payor or broker may rely to treat the payments as made to a non-U.S. person or (ii) you otherwise establish an exemption.

Payment of the proceeds from the sale of a security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

You may be able to obtain a refund or credit of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

PLAN OF DISTRIBUTION

AIIB may sell securities in any of three ways: (i) through underwriters or dealers, (ii) directly to one or a limited number of institutional purchasers or (iii) through agents. Each prospectus supplement with respect to securities will set forth the terms of the offering of such securities, including the name or names of any underwriters, dealers or agents, the price of such securities and the net proceeds to AIIB from such sale, any underwriting discounts or other items constituting underwriters’ compensation, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

If underwriters are used, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be offered to the public either through underwriting syndicates represented by managing underwriters or directly by one or more investment banking firms or others, as designated. The obligations of the underwriters to purchase securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all securities offered thereby if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Securities may be sold directly by AIIB to one or more institutional purchasers, or through agents designated by AIIB from time to time. Any agent involved in the offer or sale of securities will be named, and any commissions payable by AIIB to such agent will be set forth, in the applicable prospectus supplement. Any such agent will be acting on a best efforts basis for the period of its appointment.

AIIB may authorize agents, underwriters or dealers to solicit offers by certain specified institutions to purchase securities from AIIB at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on one or more specified dates in the future. Such contracts will be subject only to those conditions set forth in such prospectus supplement and such prospectus supplement will set forth the commission payable for solicitation of such contracts.

Agents and underwriters may be entitled under agreements entered into with AIIB to indemnification by AIIB against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with or perform services for AIIB in the ordinary course of business.

CURRENCY CONVERSIONS AND FOREIGN EXCHANGE RISKS

Currency Conversions

Initial purchasers are required to make payments in the currency in which the securities are denominated. AIIB, through underwriters or dealers, may arrange for currency conversions to enable certain investors to make payments in another currency other than the currency in which the securities are denominated. Each such conversion will be made by such underwriter or dealer on such terms and subject to such conditions, limitations and charges as such underwriter or dealer may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable laws and regulations.

Non-U.S. Dollar-Denominated Securities

Investors who hold beneficial interests in the securities, directly or indirectly, through DTC will be paid in U.S. dollars converted from such payments in the currency in which the securities are denominated by the fiscal agent, unless a registered holder, on behalf of any such owner of beneficial interests, elects to receive payments in the currency in which the securities are denominated outside DTC. All costs of conversion, if any, will be borne by holders of beneficial interests in the Global Security receiving U.S. dollar payments by deduction from those payments. The U.S. dollar amount of any payment of principal or interest to be received by such a registered holder not electing to receive payments in the currency in which the securities are denominated, as the case may be, will be based on the fiscal agent’s bid quotation. The date and the time on which the fiscal agent’s bid quotation is determined may be specified in the prospectus supplement with respect to those securities. If this bid quotation is not available, all such payments will be made in the currency in which the securities are denominated outside DTC. As long as securities continue to be represented by the Global Security, the currency in which the securities are denominated converted into U.S. dollars will be paid to Cede & Co. for payment to participants in DTC (each a “DTC participant”) in accordance with customary procedures established from time to time by DTC.

An owner of a beneficial interest in the Global Security may receive payment in respect of principal or interest of the securities in the currency in which the securities are denominated, by notifying the DTC participant through which its beneficial interest in the Global Security is held on or prior to the record date of (i) such investor’s election to receive such payment in the currency in which the securities are denominated and (ii) wire transfer instructions to an account entitled to receive the relevant payment. The DTC participant must notify DTC of such election and wire transfer instructions within the applicable time frame set by DTC which the DTC participant must make itself knowledgeable of as it may change from time to time. DTC will notify the fiscal agent of such election and wire transfer instructions prior to the payment of principal or interest. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to the fiscal agent within the applicable time frame set by DTC, the investor will receive payment in the currency in which the securities are denominated, outside DTC; otherwise only U.S. dollar payments will be made by the fiscal agent to holders of beneficial interests in the Global Security. All costs of such payment by wire transfer will be borne by registered holders receiving such payments by deduction from such payments.

Investors may be subject to foreign exchange risks as to payments of principal and interest that may have important economic and tax consequences to them. For further information as to such consequences, see “Foreign Exchange Risks” below.

Foreign Exchange Risks

An investment in securities offered from time to time denominated and payable in a currency other than the currency of the country in which the purchaser is resident or the currency in which the purchaser conducts its business or activities or maintains its accounts (the “home currency”) may entail significant risks. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the currency in which the securities are denominated (if different than the home currency). Such risks generally depend on events over which AIIB has no control, such as economic and political events and the supply of and demand for the currency in which the securities are denominated and the home currency. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the securities. Depreciation of the currency in which the securities are denominated (if different than the home currency) against the relevant home currency could result in a decrease in the effective yield of such securities below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

VALIDITY OF THE SECURITIES

The validity of the securities will be passed upon on behalf of AIIB by Sullivan & Cromwell LLP and on behalf of any underwriters by Latham & Watkins LLP, or by such other counsel as may be named in the prospectus supplement. Sullivan & Cromwell LLP and counsel to the underwriters may rely as to certain matters on the opinion of AIIB’s Office of the General Counsel.

EXPERTS

The financial statements of AIIB as of and for the year ended December 31, 2019, including the notes thereto, included in AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2019 and incorporated by reference herein, and the financial statements of AIIB as of and for the years ended December 31, 2018 and December 31, 2017, including the notes thereto, included in AIIB’s annual report on Form 18-K for the fiscal year ended December 31, 2018 and incorporated by reference herein, have been so included in reliance on the reports of PricewaterhouseCoopers, independent auditor, given on the authority of said firm as experts in auditing and accounting.

AUTHORIZED REPRESENTATIVE

AIIB’s authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.